Exhibit 17.4

BIO FIL INC

SUBSCRIPTION AGREEMENT

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BIO FIL INC
2906 E. Caley Avenue
Centennial, CO 80121

Ladies and Gentlemen:

The undersigned understands that BIO FIL INC, a corporation organized under the laws of Colorado (the **"Company"**), is offering an aggregate of up to 1,400,000 shares of no par value common stock at a purchase price of $10 per share (the **"Securities"** or the **"Common Stock"**) pursuant to the Company's offering under Tier 1 of Regulation A promulgated under Securities Act of 1933, as amended (the **"Securities Act"**).

To purchase Securities of the Company, an investor must complete and execute this Subscription Agreement and, then, deliver the completed Subscription Agreement, along with (unless waived by the Company), (1) a copy of a government-issued form of picture identification (e.g., passport or driver license), or organizational documents if the investor is an entity, and (2) a completed IRS Form W-9 available from the Internal Revenue Service website at https://www.irs.gov/pub/irs-pdf/fw9.pdf or from the copy of such form attached at the end of this Subscription Agreement (collectively, the **"Subscription Documents"**), to the Company as directed below.

In connection with your execution and delivery of this Subscription Agreement, you are required to pay the entire purchase price for the purchased Common Stock at a price of $10 per share. The minimum subscription amount is 100 shares ($1,000) (unless waived by the Company).

You are required to deliver the Subscription Documents to the Company by e-mail to: Tlu@biodegradablefilter.com (or Ppham@biodegradablefilter.com or Bho@ biodegradablefilter.com) or by mail to the address above to the attention of Thuan Lu, CEO; Peter Pham, President & COO; or Bao Ho, Executive Vice President).

The Subscription Amount is payable by check, payable to **"Bio Fil Inc"**, or by bank wire or electronic funds transfer via ACH, as follows:

Check delivery address:	Bank Wires or Electronic Funds Transfers to:
BIO FIL INC	Bank of America, N.A.
2906 E. Caley Avenue	ACH Routing No.: 123103716
Centennial, CO 80121	Wire Routing No.: 026009593
	Account No.: 139102897930

You should examine the suitability of this type of investment in the context of your needs, investment objectives and financial capabilities and you should make an independent investigation and decision as to suitability and as to the risk and potential gain involved with the Company. You are encouraged to consult your attorney, accountant, financial consultant or other business or tax advisor(s) regarding the risks and merits of the proposed investment.

Information provided herein will be kept confidential, except to the extent disclosure may be required under any federal or state laws. However, by executing this Subscription Agreement, you agree that the Company may present the Subscription Documents to its attorneys or such other parties as it, in its sole discretion, deems appropriate to assure itself that the proposed offer and sale of the Securities of the Company will not result in a violation of (A) the registration provisions of the Securities Act, (B) the securities or "blue sky" laws of any state or (C) any anti-money laundering statute or regulation.

The decision to accept, reject or allot to any investor a smaller portion of the Securities subscribed for under this Subscription Agreement shall be made in the sole discretion of the Company.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the undersigned hereby irrevocably subscribes for the Securities set forth in Appendix A hereto for the aggregate purchase price set forth in Appendix A, which is payable as described in Section 4 hereof.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the **"State Securities Laws"**).

3. The Closing. The closing of the purchase and sale of the Securities (the **"Closing"**) shall take place at such time and place as the Company and the undersigned may agree.

4. Payment for Securities. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in the amount as set forth in Appendix A hereto. The Company, or if applicable, the Company's transfer Agent, shall note in its books and records the purchase of the Securities by the undersigned delivered at the Closing.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    (a)   The Company is duly formed and validly existing under the laws of Colorado, with full power and authority to conduct its business as it is currently being conducted and to own its assets.

    (b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

6. <u>Representations and Warranties of the Undersigned</u>. The undersigned hereby represents and warrants to and covenants with the Company that:

(a) **General**.

(i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii) The undersigned is a resident of the state or other jurisdiction set forth on the signature page hereto, received the offer and made the decision to invest in such state or other jurisdiction, and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv) The Securities are to be purchased with funds that are from legitimate sources in connection with the undersigned's regular business activities and which do not constitute the proceeds of criminal conduct; the Securities are not being acquired, and will not be held, in violation of any applicable law; the undersigned (and if an entity, the principals of the undersigned), is/are not listed on the list of Special Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control; and the undersigned (and if an entity, the principals of the undersigned), is/are not a senior foreign political figure.

(v) The undersigned understands that: (A) there is no current trading market for the Company's Securities and there is no guarantee that a trading market for such Securities will ever develop; (B) therefore the undersigned understands that the undersigned may not be able to easily liquidate the undersigned's investment and may have to hold the Securities indefinitely; and (C) the undersigned represents and warrants that the undersigned has not made an overall commitment to investments which are not readily marketable that is disproportionate to the undersigned's net worth, and the undersigned's investment in the Securities will not cause such overall commitment to become excessive.

(b) **Information Concerning the Company**.

(i) The undersigned has carefully reviewed, and is familiar with the Offering Statement and Offering Circular of the Company, as amended, and all exhibits thereto (collectively the **"Offering Documents"**) all of which are on file with the Securities and Exchange

Commission (the **"SEC"**) and publically available online through the SEC's Electronic Data Gathering, Analysis, and Retrieval System (**"EDGAR"**) available at www.sec.gov. The undersigned understands that any preliminary or earlier drafts of such Offering Documents that may have been shown or provided to the undersigned prior to qualification by the SEC were for discussion purposes only and are superseded by the later dated Offering Documents, and the undersigned and has relied only on the information contained such later dated Offering Documents in deciding to invest in the Securities.

(ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities. The undersigned has had an opportunity to ask questions of and receive satisfactory answers from the Company, or a person or persons acting on the Company's behalf, concerning the Company, its current and proposed business, and its financial condition and concerning the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the undersigned. The undersigned represents that the undersigned is able to bear any loss associated with an investment in the Securities.

(iii) The undersigned confirms that the undersigned is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(iv) The undersigned understands that the Company has entered into, and may in the future enter into, separate subscription agreements with other investors for the sale of Securities and such sales and any sale to the undersigned pursuant to this Subscription Agreement will be separate sales made under separate subscription agreements.

(v) The undersigned acknowledges and understands that: (A) the Securities are a speculative investment and involve a substantial degree of risk; (B) the Company does not have a significant financial or operating history; and (C) the Securities are being offered pursuant to Regulation A under the Securities Act and have not been registered or qualified under any State Securities Laws other than the state of Colorado or as specifically described in the Offering Documents.

(vi) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vii) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Securities, without interest thereon or deduction thereupon, to the undersigned.

(viii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   **Non-reliance**.

(i) The undersigned represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(ii) The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   **Status of Undersigned**.

(i) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of the undersigned's own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified in Appendix A and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. The obligations of the undersigned shall be irrevocable.

9. Obligation to Cooperate/Share Information. The Company reserves the right to request such information as is necessary to verify the undersign's identity. The undersigned agrees to cooperate with the Company in supplying any and all reasonably requested information and execute and deliver such documents as the Company may request to verify the accuracy of the undersigned's representation and warranties herein or to comply with any securities laws or regulations to which the Company may be subject, to comply with the USA PATRIOT Act of 2001, as amended, and certain anti-money laundering laws or any other law or regulation to which the Company may be subject. In addition, by executing this Subscription Agreement, the undersigned authorizes the Company to provide your information to any governmental authority with legitimate reason to request the same, until such authorization is revoked by the undersigned in writing to the Company.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned (**"Proceedings"**), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the City and County of Denver, Colorado, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without respect to principles of conflicts of law.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement. Whenever the singular number is used in this Subscription Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day), if sent by email or facsimile transmission, upon confirmation of receipt by the transmitting

medium or acknowledgment by reply email if no receipt confirmation is requested (or if the date of such confirmation or acknowledgment of receipt is not a business day, upon the next business day), or if mailed, upon the earlier of three business days after deposit in the mail and the delivery as shown by return receipt the address specified herein (or such other address as either party shall have specified by notice in writing to the other):

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Indemnification. The undersigned acknowledges that the undersigned understands the meaning and legal consequences of the representations and warranties in Section 6 hereof, that the Company, has relied upon such representations and warranties, and agrees to indemnify and hold harmless the Company, and its managers, officers, members, controlling persons, agents and employees from and against any and all loss, damage or liability due to or arising out of a breach of any such representation, warranty or covenant. All representations, warranties and covenants contained in this Subscription Agreement, and the indemnification contained in this Section 21, shall survive the acceptance of this subscription.

22. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ OF

_____, 20____.

PURCHASER (if an individual):   PURCHASER (if an entity):

By: _____   _____

Name: _____   Legal Name of Entity

JOINT TITLE OWNER (if title will be joint)   By:_____

                                                 Name (please print): _____
By:_____
                                                 Title: _____
Name (please print): _____

_____   _____
Social Security No. or Tax ID No. of Purchaser   Social Security No. or Tax ID No. of entity Purchaser

_____
Social Security No. or Tax ID No. of Purchaser and any
Joint Subscribers (if any)

State/Country of Domicile or Formation: _____

Aggregate Subscription Amount: US$_____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____ shares of Common Stock.

BIO FIL INC

By: _____

Name: _____

Title: _____

APPENDIX A

CONSIDERATION TO BE DELIVERED

<u>Securities to Be Acquired</u>   <u>Aggregate Purchase Price to be Paid</u>

_____ Shares of Common Stock ($10 per Share)   US$ _____

| Form **W-9** (Rev. November 2017) Department of the Treasury Internal Revenue Service | **Request for Taxpayer Identification Number and Certification** ▶ Go to *www.irs.gov/FormW9* for instructions and the latest information. | **Give Form to the requester. Do not send to the IRS.** |

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ _____

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) _____

Exemption from FATCA reporting code (if any) _____

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

6 City, state, and ZIP code

Requester's name and address (optional)

7 List account number(s) here (optional)

Print or type. See Specific Instructions on page 3.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II — Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here | Signature of U.S. person ▶ | Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)

- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Cat. No. 10231X

Form **W-9** (Rev. 11-2017)